Exhibit 99.1

Canopy Growth adds substantial production capacity in Canada after receiving licence for new outdoor site

Company Provides Update on Smiths Falls Campus

SMITHS FALLS, ON, June 24, 2019 /CNW Telbec/ - Canopy Growth Corporation ("Canopy Growth" or the "Company") (TSX: WEED) (NYSE: CGC) is pleased to announce that it has received a new licence from Health Canada permitting it to grow cannabis at an outdoor site in northern Saskatchewan. Hours after receiving the licence, the first cannabis cuttings were planted at a 7 million sq. ft. (160 acres) secure cultivation field in the province, one that is patrolled by drones (kidding – no drones, promise.) The new licence expands Canopy Growth's diversified Canadian footprint and complements its existing indoor and greenhouse facilities to provide a leading balance of facilities to produce low cost input materials for value-add products, while ensuring more sophisticated growing operations for in-demand flower products.

"Our team has outdoor, at-scale cannabis expertise gained from over a decade of hemp farming experience, including Canopy's 4,000-acre hemp operation executed last year, the extract of which is bolstering our CBD supply for the medical and recreational markets," said Mark Zekulin, President and co-CEO, Canopy Growth. "At this stage in the summer planting season we view this as a pilot and ramp up project for outdoor cannabis cultivation, though the team will do everything it can to deliver low cost yields this year."

The outdoor cannabis grow operation in Saskatchewan is in addition to Canopy Growth's major hemp production platform, which scaled up from the 4,000 acres mentioned above to over 5,000 acres in 2019. The successes of the Company's hemp operations will inform its outdoor cannabis strategy, as it seeks to optimize the methods used to cultivate current and future crops at the outdoor site. Once the entire outdoor cannabis cultivation, production and extraction system is fully licenced and incorporated into Canopy Growth's current operational platform, it will produce cannabinoids at scale to support value-add products like beverages, chocolates, and vape devices at higher margins than are achievable using inputs from indoor and greenhouse facilities, which are optimized to produce high quality flower products.

What Else is New: Smiths Falls Campus Update

In addition to breaking new ground in outdoor growth, Canopy Growth's entire Canadian operation continues to expand as the Company accelerates its efforts to supply the domestic and international cannabis markets. The developments outlined below will support revenue generation from the second phase of Canadian recreational products, expected to be in market late Q3 fiscal 2020. Highlights include:

  The Company has increased its footprint to include more than 950,000 sq. ft. of total licensed or pre-license production, and non-licensed operating space at its Smiths Falls Campus, in order to support advanced manufacturing, encapsulation, cultivation, production, secure storage, logistics, distribution, and other functions needed to serve the Canadian market from coast-to-coast.
  Tens of thousands of square feet devoted to the production of chocolates. Once federal regulations over cannabis infused concentrates, edibles and beverages are implemented in late 2019, Canopy Growth estimates a monthly production capability of more than 850,000 chocolates with the option to scale up.
  Approximately 70,000 sq. ft. of secure storage space to ensure streamlined logistical and supply-chain operations to serve the Canadian market.
  Approximately 125,000 sq. ft. of bottling space at its new beverage production facility which will, once licensed and operational, have the capacity to produce more than 5 million beverages per month (expected by Q2 2020.)
  IP-protected processes and equipment in place to produce more than 800,000 pre-rolled joints monthly.
  Production capacity of over 15 million softgels per month, with scaling underway to increase this output.
  Patented extraction and vape production capabilities with capacity to produce more than 2 million vapes monthly.

From the beginning, Canopy Growth has and will continue to make significant investments to scale its business in Canada and globally, including building corporate capabilities, developing production infrastructure, and investing in the marketing and development of new value-added consumer products for the recreational and medical cannabis markets.

Here's to Future (outdoor) Growth (and building the capability for large-scale production and revenues).

About Canopy Growth Corporation
Canopy Growth (TSX:WEED, NYSE:CGC) is a world-leading diversified cannabis, hemp and cannabis device company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms, as well as medical devices through Canopy Growth's subsidiary, Storz & Bickel GMbH & Co. KG. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time. Canopy Growth has operations in over a dozen countries across five continents.

Canopy Growth's medical division, Spectrum Therapeutics is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and has devoted millions of dollars toward cutting edge, commercializable research and IP development. Spectrum Therapeutics sells a range of full-spectrum products using its colour-coded classification Spectrum system as well as single cannabinoid Dronabinol under the brand Bionorica Ethics.

Canopy Growth operates retail stores across Canada under its award-winning Tweed and Tokyo Smoke banners. Tweed is a globally recognized cannabis brand which has built a large and loyal following by focusing on quality products and meaningful customer relationships.

From our historic public listing on the Toronto Stock Exchange and New York Stock Exchange to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. Canopy Growth has established partnerships with leading sector names including cannabis icons Snoop Dogg and Seth Rogen, breeding legends DNA Genetics and Green House Seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth owns 12 licensed cannabis production sites with millions of square feet of production capacity, including more than one million square feet of GMP certified production space. For more information visit www.canopygrowth.com

Notice Regarding Forward Looking Statements
This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include statements with respect to national and international operations and expansion. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including the Company's ability to satisfy provincial sales contracts or provinces purchasing all cannabis allocated to them, and such risks contained in the Company's annual information form dated June 27, 2018 and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

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SOURCE Canopy Growth Corporation

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%CIK: 0001737927

For further information: Caitlin O'hara, Media Relations, Caitlin.Ohara@canopygrowth.com, 613-291-3239; Investor Relations: Tyler Burns, Tyler.Burns@canopygrowth.com, 855-558-9333 ext. 122

CO: Canopy Growth Corporation

CNW 07:00e 24-JUN-19